SECURITIES AND EXCHANGE COMMISSION,
                             WASHINGTON, D. C. 20549



                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                                (Name of Issuer)

                  EA ENGINEERING, SCIENCE, AND TECHNOLOGY, INC.
                      (Names of Person(s) Filing Statement)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   00267911105
                      (CUSIP Number of Class of Securities)

                              FRANK J. AQUINO, ESQ.
                  Vice President, General Counsel and Secretary
                  EA Engineering, Science, and Technology, Inc.
                              11019 McCormick Road
                           Hunt Valley, Maryland 21031
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. The filing of a registration statement under the Securities Act of 1933.

  X      c.   A tender offer.
-----
         d.   None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

         Check the following box if the filing is a final amendment reporting the results of the transaction:

                            Calculation of Filing Fee
--------------------------------------------------------------------------------
    Transaction
    Valuation *                                        Amount of Filing Fee
--------------------------------------------------------------------------------

         *Set forth the amount on which the filing fee is calculated and state how it was determined.

  X      Check the box if any part of the fee is offset as provided by
----- Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,094.00    Filing Party: EA Engineering Acquisition
                           ---------                  Corporation, et al
                                                      --------------------------

Form or Registration No.: Schedule TO       Date Filed: August 1, 2001
                          -----------                   --------------

         This Schedule 13E-3 relates to the offer by EA Engineering Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of EA Engineering Holdings LLC, a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock of EA Engineering, Science, and Technology, Inc. (the "Company"), a Delaware corporation, at a price of $1.60 per share of Common Stock, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2001 (the "Offer to Purchase"). A copy of the Offer to Purchase is filed as Exhibit (a)(1) to the Schedule 14D-9 filed by the Company on August 1, 2001 and is hereby incorporated by reference.


Item 1.  Summary Term Sheet

        The information set forth in the Offer to Purchase under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information

        (a) Name and Address. The information set forth in the Offer to Purchase under the caption "The Tender Offer - Certain Information Concerning EA Engineering" is incorporated herein by reference.

        (b) Securities. The information set forth in the Offer to Purchase under the caption "The Tender Offer - Certain Information Concerning EA Engineering" is incorporated herein by reference.

        (c) Trading Market and Price. The information set forth in the Offer to Purchase under the caption "The Tender Offer - Price Range of Shares; Dividends" is incorporated herein by reference.

        (d) Dividends. The information set forth in the Offer to Purchase under the caption "The Tender Offer - Price Range of Shares; Dividends" is incorporated herein by reference.

        (e) Prior Public Offering. The Company has not made an underwritten public offering of the subject securities for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

        (f) Prior Stock Purchases. The Company has purchased the subject securities during the past two years. These purchases were made pursuant to an open market buy-back plan announced by the Company on November 2, 1999. The Company's last purchase under the plan was made on December 26, 2000. In the table set forth below are the amount of securities purchased, the range of prices paid and the average purchase price for each quarter during this two-year period.

                                       Amount of                     Range of                       Average
   Quarter      Period ended     Securities Purchased              Prices Paid                   Purchase Price
----------------------------------------------------------------------------------------------------------------------
1st Qtr 00    11/30/1999                 65500                    .8125 - 1.0625                     0.9537
----------------------------------------------------------------------------------------------------------------------
2nd Qtr 00    02/29/2000                202100                   1.0313 - 1.4261                     1.1880
----------------------------------------------------------------------------------------------------------------------
3rd Qtr 00    05/31/2000                     0                            0                              0
----------------------------------------------------------------------------------------------------------------------
4th Qtr 00    8/31/2000                 125600                    .9375 - 1.0938                     1.0283
----------------------------------------------------------------------------------------------------------------------
1st Qtr 01    11/30/2000                 51000                    .8438 - 1.2691                     1.0537
----------------------------------------------------------------------------------------------------------------------
2nd Qtr 01    02/28/2001                 54900                    .8438 - 1.5180                     1.1453
----------------------------------------------------------------------------------------------------------------------



Item 3.  Identity and Background of Filing Person.

        The filing person is the Company. The name, business address and business telephone number of the filing person is EA Engineering, Science, and Technology, Inc., 11019 McCormick Road, Hunt Valley, Maryland 21031, (410) 584-7000.

Item 4.  Terms of the Transaction.

        (a) Material Terms. The information set forth in the Offer to Purchase under the captions "Introduction," "The Tender Offer - Terms of the Offer," "The Tender Offer - Procedures for Tendering Shares," "The Tender Offer - Withdrawal Rights," "The Tender Offer - Purchase of Shares and Payment of Purchase Price," "The Tender Offer - Conditions of the Offer," and "Special Factors - Certain United States Federal Income Tax Consequences" is incorporated herein by reference.

        (c) Different Terms. The information set forth in the Offer to Purchase under the caption "Special Factors - Interests of Certain Persons in the Offer and the Merger" are incorporated herein by reference.

        (d) Appraisal Rights. The information set forth in the Offer to Purchase under the caption "The Tender Offer - Certain Legal Matters" is incorporated herein by reference.

        (e) Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors;
Fairness of the Offer and the Merger" is incorporated herein by reference.

        (f) Eligibility for Listing or Trading. The transaction does not involve the offer of securities of any filing person in exchange for equity securities held by unaffiliated security holders of the subject company.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

        (a) Transactions. (1) Other than the transactions contemplated by the Offer to Purchase and other than as described in the Offer to Purchase under the caption "The Tender Offer - Certain Information Concerning Us, Our Parent, Dr. Jensen, the Jensen Family Trusts, and The Louis Berger Group, Inc.," which is incorporated herein by reference, no transactions with an aggregate value of more than one percent of the Company's consolidated revenues, other than those described in paragraphs (b) and (c) of this item 5, have occurred during the past two years between the filing person, on the one hand, and any of its affiliates that are not natural persons, on the other hand.

                           (2) Other than as described in paragraphs (b) and (c)
 of this Item 5, no transaction or series of similar transactions with an aggregate value of more than $60,000 have occurred during the past two years between the Company and any executive officer, director or affiliate of the Company that is a natural person, on the other hand, except as follows:
The information set forth in Exhibit (e)(2) of the Schedule 14D-9 is incorporated herein by reference.

       (b) Significant Corporate Events. The information set forth in the Offer to Purchase under the caption "Special Factors - Background of the Offer" is incorporated herein by reference.

       (c) Negotiations or Contacts. The information set forth in the Offer to Purchase under the caption "Special Factors - Background of the Offer" is incorporated herein by reference.

       (e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Purchase under the caption "Special Factors - Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

       (b) Use of Securities Acquired. The information set forth in the Offer to Purchase under the caption "Special Factors - Merger Agreement" is incorporated herein by reference.

       (c) Plans. The information set forth in the Offer to Purchase under the caption "Special Factors - Certain Effects of the Offer and the Merger" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

       (a) Purposes. The information set forth in the Offer to Purchase under the caption "Special Factors - Purpose of the Offer; Plans for EA Engineering" is incorporated herein by reference.

       (b) Alternatives. The information set forth in the Offer to Purchase under the caption "Special Factors - Background of the Merger" is incorporated herein by reference.

       (c) Reasons. The information set forth in the Offer to Purchase under the captions "Special Factors - Purpose of the Offer; Plans for EA Engineering" and "Special Factors - Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

       (d) Effects. The information set forth in the Offer to Purchase under the captions "Special Factors - Purpose of the Offer; Plans for EA Engineering" and "Special Factors - Interests of Certain Persons in the Offer and the Merger" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

       (a) Fairness. The information set forth in the Offer to Purchase under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" is incorporated herein by reference.

       (b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the captions "Special Factors - Background of the Offer," "Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" and "Special Factors - Opinion of the Financial Advisor" is incorporated herein by reference.

       (c) Approval of Security Holders. The information set forth in the Offer to Purchase under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" is incorporated herein by reference.

       (d) Unaffiliated Representative. The information set forth in the Offer to Purchase under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" is incorporated hereby by reference.

       (e) Approval of Directors. The information set forth in the Offer to Purchase under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" is incorporated herein by reference.

       (f) Other Offers. The information set forth in the Offer to Purchase under the caption "Special Factors - Background of the Offer" is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

       (a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the captions "Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" and "Special Factors - Opinion of the Financial Advisor" is incorporated herein by reference.

       (b) Preparer and Summary of the Report, Opinion or
Appraisal. The information set forth in the Offer to Purchase under the captions "Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" and "Special Factors - Opinion of the Financial Advisor" is incorporated herein by reference.

       (c) Availability of Documents. The information set forth in the Offer to Purchase under the caption "Special Factors - Opinion of the Financial Advisor" is incorporated herein by reference.

Item 10. Sources and Amount of Funds or Other Consideration.

       (a) Source of Funds. The information set forth in the Offer to Purchase under the captions "Special Factors - Financing of the Offer" and "The Tender Offer - Source and Amount of Funds" is incorporated herein by reference.

       (b) Conditions. The information set forth in the Offer to Purchase under the captions "Special Factors - Financing of the Offer" and "The Tender Offer - Source and Amount of Funds" is incorporated herein by reference.

       (c) Expenses. The information set forth in the Offer to Purchase under the caption "The Tender Offer - Fees and Expenses" is incorporated herein by reference.

       (d) Borrowed Funds. The information set forth in the Offer to Purchase under the captions "Special Factors - Financing of the Offer" and "The Tender Offer - Source and Amount of Funds" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

       (a) Securities Ownership. The information set forth in the Offer to Purchase under the caption "The Tender Offer - Certain Information Concerning Us, Our Parent, Dr. Jensen, the Jensen Family Trusts, and The Louis Berger Group, Inc." is incorporated herein by reference.

       (b) Securities Transactions. The information set forth in the Offer to Purchase under the caption "The Tender Offer - Certain Information Concerning Us, Our Parent, Dr. Jensen, the Jensen Family Trusts, and The Louis
Berger Group, Inc." is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

       (d) Intent to Tender or Vote in a Going-Private
Transaction. The information set forth in the Offer to Purchase under the captions "Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" and "Special Factors - Transactions and Arrangements Concerning the Common Stock" is incorporated herein by reference.

       (e) Recommendations of Others. The information set forth in the Offer to Purchase under the caption "Special Factors - Recommendation of the Special Committee and the Board of Directors; Fairness of the Offer and the Merger" is incorporated herein by reference.

Item 13. Financial Statements.

       (a) Financial Information. The information set forth in the Offer to Purchase under the caption "The Tender Offer - Certain Information Concerning EA Engineering" is incorporated herein by reference.

          The audited financial statements of the Company as of and for the fiscal years ended August 31, 1999 and August 31, 2000 are hereby expressly incorporated herein by reference to Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2000 filed with the Securities and Exchange Commission on November 20, 2000.

          The unaudited financial statements of the Company as of and for the quarter and nine months ended May 31, 2000 and May 31, 2001, are hereby expressly incorporated herein by reference to Part I, Item 2 of the Company's Quarterly Report on Form 10-Q for the quarter and nine months ended May 31, 2001 filed with the Securities and Exchange Commission on July 24, 2001.

       (b) Pro Forma Information. Pursuant to the Instructions to Item 13, pro forma information is not material.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

       (a) Solicitations or Recommendations. No person has been directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the offer.

       (b) Employees and Corporate Assets. Other than Loren D. Jensen, Ph.D., in his capacity as a filing person, no officer, employee or corporate assets of the Company has been or will be used by the filing person in connection with the transaction.

Item 15. Additional Information.

       (b) Other Material Information.  The information set forth in the
Schedule 14D-9, Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 16. Exhibits.

           The exhibits to the Schedule TO filed with the Securities and Exchange Commission by EA Engineering Acquisition Corporation, EA Engineering Holdings LLC, The Louis Berger Group, Inc., Ecolair LLLP, and Loren D. Jensen, Ph.D. on August 1, 2001 are hereby expressly incorporated herein by reference to
Item 12 of said Schedule TO.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            EA ENGINEERING, SCIENCE, AND
                                            TECHNOLOGY, INC.



                                            By:     /s/ Frank J. Aquino
                                                 -------------------------------
                                                       (Signature)


                                                 Frank J. Aquino
                                                 Vice President, General Counsel
                                                 and Secretary
                                                 -------------------------------
                                                       (Name and Title)


                                                      August 17, 2001
                                                 -------------------------------
                                                          (Date)